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SECURI[illegible] 05039500 [illegible]ION

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SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2005 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gilder Gagnon Howe & Co. LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1775 Broadway
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 23 2005 E THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York, NY (City) (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/22/05

OATH OR AFFIRMATION

I, Walter J. Weadock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gilder Gagnon Howe & Co. LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Walter J. Weadock
Signature

MEMBER
Title

Notary Public

LORRAINE F. HOFFMAN
Notary Public, State of New York
No 2902300
Qualified in Nassau County
Commission Expires 6-30-07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gilder Gagnon Howe & Co. LLC

Consolidated Statement of Financial Condition

December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Members of
Gilder Gagnon Howe & Co. LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Gilder Gagnon Howe & Co. LLC (the "Firm") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Gilder Gagnon Howe & Co. LLC
Consolidated Statement of Financial Condition
December 31, 2004

Assets	
Cash	$ 458,470
Receivable from clearing broker	37,970,394
Furniture, equipment, aircraft and leasehold improvements, at cost, net of accumulated depreciation and amortization of $14,245,444	6,773,492
Other assets	578,935
Total assets	$ 45,781,291
Liabilities and Members' Capital	
Liabilities	
Accrued compensation	$ 4,232,100
Profit sharing plan	2,245,281
Accrued unincorporated business tax	355,116
Accounts payable and accrued expenses	1,888,450
Notes payable	1,119,317
Total liabilities	9,840,264
Commitments and contingencies (Note 6)	
Members' capital	35,941,027
Total liabilities and members' capital	$ 45,781,291

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization and Nature of Operations

Gilder Gagnon Howe & Co. LLC (the "Firm") is a New York limited liability corporation. The Firm is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Firm is also a member of the National Association of Securities Dealers, Inc. ("NASD") and the New York Stock Exchange ("NYSE").

The Firm manages investments for individuals on a discretionary basis. It earns income from commissions charged to customers, and effects transactions in listed and unlisted securities, options and commodities. The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which clears such transactions on a "fully disclosed" basis. The clearing broker has procedures to maintain collateral for such customers' margin loans. Pursuant to the terms of the agreement with a clearing broker, the clearing broker may charge the Firm for uncollateralized margin loans receivable, as the Firm is responsible for maintaining margin in each customer's margin account to the satisfaction of the clearing broker or other losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. At December 31, 2004, the Firm has recorded no liabilities with regard to the right.

In addition, the Firm has the right to pursue collection or perform from the counterparties who do not perform under their contractual obligations. The Firm monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

2. Significant Accounting Policies

Principles of Consolidation

The Firm's wholly-owned subsidiaries were established for operating purposes. All material intercompany amounts are eliminated in consolidation.

Cash

The Firm maintains its cash in one major financial institution.

Receivable from Clearing Broker

Receivable from clearing broker represents cash balances on deposit with, and commissions and interest receivable from, the Firm's clearing broker. The Firm is subject to credit risk should the clearing broker be unable to repay the receivable from clearing broker balance reflected on the statement of financial condition. However, the Firm does not anticipate non-performance by this counterparty. The carrying value approximates the fair value as the balance is short-term and interest bearing.

Securities Transactions

Securities transactions are recorded on a trade-date basis; commission revenues and expenses are recorded on a settlement-date basis, which is not materially different from a trade-date basis. Unrealized gains and losses on securities transactions are included in net gains on securities transactions.

Furniture, Equipment, Aircraft and Leasehold Improvements
Furniture, equipment and aircraft are depreciated over their estimated useful lives using the double-declining-balance method. Leasehold improvements are depreciated over the shorter of the term of the lease or the estimated life of the improvement using the straight-line method.

Financial Investments
The fair values of the Firm's financial investments approximate their carrying values due to their short-term nature (receivables, payables) or repricing characteristics (notes payable).

Distributions to Members
The allocation of income to the Firm's members is based on the members' agreement. The Firm generally distributes income to the members every month in arrears. In January, 2005 $10,380,698 was paid to members.

Income Taxes
The Firm provides for local unincorporated business taxes. Other income taxes have not been provided, as the members are individually responsible for such taxes on their respective share of the Firm's net income.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

3. Furniture, Equipment, Aircraft and Leasehold Improvements

A summary of the components of furniture, equipment, aircraft and leasehold improvements at December 31, 2004 are as follows:

Furniture	$ 828,959
Equipment	7,439,137
Aircraft	5,816,475
Leasehold improvements	6,934,365
	21,018,936
Accumulated depreciation and amortization	(14,245,444)
	$ 6,773,492

4. Notes Payable

At December 31, 2004, the Firm's notes payable of $1,119,317 includes a note of $873,692 due October 1, 2007 and another note of $245,625 due October 22, 2007. The interest rate on the notes is LIBOR plus 100 basis points. The notes require monthly payment of interest and principal, with annual aggregate principal amounts of approximately $75,000 due each year through October 1, 2007, with a balloon payment due at the maturity of the notes. Both notes are guaranteed by one of the managing members of the Firm and are collateralized by FAA-recorded first chattel mortgage liens. The notes contain debt covenants which restrict the Firm from guaranteeing additional obligations.

5. Profit-Sharing Plan

The Firm has a profit-sharing plan for all full-time employees. The 2004 Firm contribution is an amount equal to 20% of the compensation earned by eligible employees during 2004, limited to the maximum $41,000 per individual employee allowable under United States Treasury Department regulations.

6. Commitments and Contingencies

The Firm is obligated under noncancelable leases for office spaces which expire April 30, 2005, January 31, 2010 and February 28, 2011. Each lease contains a provision for escalation based on certain increases in costs incurred by the lessor. Minimum future annual rental commitments under the noncancelable operating leases are as follows:

2005	$ 1,150,140
2006	1,091,664
2007	1,045,841
2008	960,290
2009 and thereafter	1,040,314
	$ 5,288,249

7. Regulatory Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission's Regulation 1.17, which both require the maintenance of minimum net capital, as defined. The Firm has elected to use the alternative method permitted by these rules, under which the Firm's greatest minimum net capital requirement is $250,000. At December 31, 2004, the Firm had net capital, as defined, of approximately $29,168,321, which was $28,918,321 in excess of the minimum net capital rule requirement.

The Firm had no regulated commodity customers' accounts open on its books at December 31, 2004; therefore, a schedule of segregation requirements and funds in segregation has not been prepared.

The Firm claims exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) because, as an introducing broker, it clears all transactions with and for customers on a fully disclosed basis with its clearing broker, and promptly transmits all customer funds and securities to the clearing broker.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Registered Public Accounting Firm
Internal Accounting Control Required by
SEC Rule 17a-5 and CFTC Regulation 1.16

Members of Gilder Gagnon Howe & Co. LLC

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Gilder Gagnon Howe & Co., LLC (the "Firm") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding customer and firm assets, including securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC") and Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC") (collectively, the "Commissions"), we have made a study of the practices and procedures followed by the Firm, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; and

3. For determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities and because the Firm did not maintain customer commodity accounts during the year, we did not review the practices and procedures followed by the Firm in:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2004 to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, and the National Association of Securities Dealers, Inc., the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005